UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2019 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 8, 2019 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2019, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

SECOND QUARTER 2019 HIGHLIGHTS

•

Total revenues were KRW 78,127 million (US$ 67,667 thousand), representing a 41.5% decrease from the first quarter ended March 31, 2019 (“QoQ”) and a 24.0% increase from the second quarter ended June 30, 2018 (“YoY”).

•	Operating profit was KRW 12,998 million (US$ 11,257 thousand), representing a 45.0% decrease QoQ and a 56.2% increase YoY.
•	Profit before income tax expenses was KRW 14,037million (US$ 12,158 thousand), representing a 42.4% decrease QoQ and a 62.4% increase YoY.
•	Net profit attributable to parent company was KRW 10,861 million (US$ 9,407 thousand), representing a 45.0% decrease QoQ and a 64.2% increase YoY.

REVIEW OF SECOND QUARTER 2019 FINANCIAL RESULTS

Revenues

Subscription revenues for the second quarter of 2019 were KRW 6,746 million (US$ 5,843 thousand), representing a 7.8 % increase QoQ from KRW 6,256 million and a 10.3% increase YoY from KRW 6,116 million. The increase QoQ was mainly attributable to increased revenue from Ragnarok Online in Taiwan. The increase YoY was largely due to increased revenues from Ragnarok online in Taiwan and Korea. Such increase was partially offset by decreased revenue from Ragnarok Prequel in Taiwan.

Royalty and license fee revenues for the second quarter of 2019 were KRW 2,832 million (US$ 2,452 thousand), representing a 23.9% decrease QoQ from KRW 3,720 million and a 11.7% decrease YoY from KRW 3,209 million. The decrease QoQ was primarily due to decreased revenue from Ragnarok Online in Japan. The decrease YoY resulted mainly from decreased revenues from Ragnarok Online in Thailand and Brazil.

Mobile game and application revenues were KRW 66,463 million (US$ 57,565 thousand) for the second quarter of 2019, representing a 45.1% decrease QoQ from KRW 121,147 million and a 28.3% increase YoY from KRW 51,789 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America, and Oceania, Taiwan, and Korea. Such decrease was partially offset by revenue from Ragnarok M: Eternal Love in Japan, which was launched on June 5, 2019. The increase YoY was primarily due to revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America, Oceania, and Japan. This increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Korea and Taiwan. RO: Idle Poring in global markets except for China and Japan, and Ragnarok R in Taiwan and Korea.

Character merchandising and other revenues were KRW 2,086 million (US$ 1,807 thousand) for the second quarter of 2019, representing 16.6% decrease QoQ from KRW 2,500 million and a 9.1% increase YoY from KRW 1,912 million

Cost of Revenue

Cost of revenue was KRW 56,858 million (US$ 49,246 thousand) for the second quarter of 2019, representing a 43.8% decrease QoQ from KRW 101,237 million and a 31.8% increase YoY from KRW 43,150 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North America, South America and Oceania, Taiwan, and Korea. The increase YoY was mostly from increased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North America, South America and Oceania and salaries.

Operating Expenses

Operating expenses were KRW 8,271 million (US$ 7,164 thousand) for the second quarter of 2019, representing a 5.4% decrease QoQ from KRW 8,746 million and a 28.4% decrease YoY from KRW 11,553 million. The decrease QoQ was mainly attributable to decreased advertising expenses for Ragnarok M: Eternal Love in Korea. Such decrease was partially offset by increased commission paid and research and development expenses. The decrease YoY was mostly resulted from decreased advertising expenses for Ragnarok M: Eternal Love in Korea. Such decrease was partially offset by increased research and development expenses and salaries.

Profit before income tax expenses

Profit before income tax expenses was KRW 14,037 million (US$ 12,158 thousand) for the second quarter of 2019 compared with profit before income tax expense of KRW 24,389 million for the first quarter of 2019 and profit before income tax expenses of KRW 8,642 million for the second quarter of 2018.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 10,861 million (US$ 9,407 thousand) for the second quarter of 2019 compared with net profit attributable to parent company of KRW 19,760 million for the first quarter of 2019 and a net profit attributable to parent company of KRW 6,615 million for the second quarter of 2018.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 111,164 million (US$ 96,281 thousand) as of June 30, 2019.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,154.58 to US$ 1.00, the noon buying rate in effect on June 28, 2019 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok M: Eternal Love, a MMORPG mobile game

Ragnarok M: Eternal Love (locally named Ragnarok Masters in Japan) has launched in Japan on June 5, 2019 by GungHo Online Entertainment Inc, (“GungHo”), the licensee of Ragnarok Online. Also, Gravity is preparing the service for Europe (except for some regions), Turkey and Russia in the third quarter of 2019.

•	Ragnarok Web MMORPG, a web browser-based 3D new version of game

Ragnarok web MMORPG has launched in Taiwan, Hong Kong, and Macau on June 5, 2019.

•	Other Ragnarok Online IP-based games

Gravity is planning to launch RO Click H5, a HTML 5 version of idle game globally in September 2019.

A 3D Action MORPG mobile game, Ragnarok Spear of Odin, is expected to be launched in Taiwan, Hong Kong, and Macau in the second half of 2019. The game was developed by NeoCyon, our subsidiary in Korea.

Ragnarok Online

•	The company is scheduled to be re-launched Ragnarok Online in Indonesia in September 2019. The publisher of the game has changed from Gravindo to Gravity Game Link, a joint venture in Indonesia.

Other IP games

•	The Color of Dream Fantasy Latele, a MMORPG mobile game, is expected to be launched in Japan during the second half of 2019.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of second quarter in 2019 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including

Japan and Taiwan, and is currently commercially offered in 83 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2018 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Minji Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800~1

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-18		30-Jun-19
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	86,051	74,530	88,664	76,793
Short-term financial instruments	9,500	8,228	22,500	19,488
Accounts receivable, net	60,664	52,542	34,817	30,156
Other receivables, net	255	221	239	207
Prepaid expenses	2,516	2,179	2,096	1,815
Other current assets	1,182	1,024	2,390	2,070
Total current assets	160,168	138,724	150,706	130,529
Property and equipment, net	1,498	1,297	5,843	5,061
Intangible assets	1,163	1,007	1,687	1,461
Deferred tax assets	7,413	6,421	7,035	6,093
Other non-current financial assets	1,494	1,294	1,554	1,346
Other non-current assets	1,438	1,245	1,411	1,222
Total assets	173,174	149,988	168,236	145,712
Liabilities and Equity
Current liabilities:
Accounts payable	71,928	62,298	38,350	33,215
Deferred revenue	16,476	14,270	12,421	10,758
Withholdings	2,019	1,749	1,456	1,261
Accrued expense	1,031	893	1,050	909
Income tax payable	1,944	1,684	2,005	1,737
Other current liabilities	123	106	2,135	1,849
Total current liabilities	93,521	81,000	57,417	49,729
Long-term deferred revenue	3,598	3,116	1,960	1,698
Other non-current liabilities	503	436	2,401	2,080
Total liabilities	97,622	84,552	61,778	53,507
Share capital	3,474	3,009	3,474	3,009
Capital surplus	27,141	23,506	27,140	23,506
Other components of equity	138	120	277	240
Retained earnings (Accumulated deficit)	45,405	39,326	76,026	65,847
Equity attributable to owners of the Parent Company	76,158	65,961	106,917	92,602
Non-controlling interest	(606)	(525)	(459)	(397)
Total equity	75,552	65,436	106,458	92,205
Total liabilities and equity	173,174	149,988	168,236	145,712

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,154.58 to US$ 1.00, the noon buying rate in effect on June 28, 2019 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-19	30-Jun-18	30-Jun-19		30-Jun-18	30-Jun-19
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	6,256	6,116	6,746	5,843	15,012	13,002	11,261
Online games-royalties and license fees	3,720	3,209	2,832	2,452	7,828	6,552	5,675
Mobile games and applications	121,147	51,789	66,463	57,565	103,185	187,610	162,492
Character merchandising and other revenue	2,500	1,912	2,086	1,807	3,312	4,586	3,972
Total net revenue	133,623	63,026	78,127	67,667	129,337	211,750	183,400
Cost of revenue	101,237	43,150	56,858	49,246	88,934	158,095	136,929
Gross profit	32,386	19,876	21,269	18,421	40,403	53,655	46,471
Operating expenses:
Selling, general and administrative	6,665	9,470	5,733	4,966	23,297	12,398	10,738
Research and development	1,877	1,742	2,432	2,106	3,616	4,309	3,732
Others, net	204	341	106	92	347	310	268
Total operating expenses	8,746	11,553	8,271	7,164	27,260	17,017	14,738
Operating profit	23,640	8,323	12,998	11,257	13,143	36,638	31,733
Finance income(costs):
Finance income	1,062	892	1,141	989	1,482	2,203	1,907
Finance costs	(313)	(573)	(102)	(88)	(866)	(415)	(359)
Profit before income tax	24,389	8,642	14,037	12,158	13,759	38,426	33,281
Income tax expenses(profits)	(4,627)	(2,042)	(3,208)	(2,779)	(3,635)	(7,835)	(6,786)
Profit for the year	19,762	6,600	10,829	9,379	10,124	30,591	26,495
Profit attributable to:
Non-controlling interest	2	(15)	(32)	(28)	(40)	(30)	(26)
Owners of Parent company	19,760	6,615	10,861	9,407	10,164	30,621	26,521
Earning per share
- Basic and diluted	2,844	952	1,563	1.40	1,463	4,407	3.80
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	2,844	952	1,563	1.40	1,463	4,407	3.80

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,154.58 to US$1.00, the noon buying rate in effect on June 28, 2019 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: August 8, 2019